

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

<u>Via E-mail</u>
Anthony Graham Sadler
Chief Financial Officer
BGC Partners, Inc.
499 Park Avenue
New York, NY 10022

   Re: **BGC Partners, Inc.**
     Form 10-K for the Year Ended December 31, 2013
     Filed February 28, 2014
     File No. 001-35591

Dear Mr. Sadler:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kristi Marrone

        Kristi Marrone
        Senior Accountant